                          	SECURITIES AND EXCHANGE COMMISSION
	                                Washington, D.C. 20549
	                                ______________________

                                    	SCHEDULE 13D

                      	Under the Securities Exchange Act of 1934
	                                 (Amendment No. 40)*

                                 	DATAPOINT CORPORATION
	                                    (Name of Issuer)

                       	COMMON STOCK, PAR VALUE $.25 PER SHARE
                           	(Title of Class of Securities)

                                       	238100200
	                                    (CUSIP Number)

                         	Asher B. Edelman, 717 Fifth Avenue
	                New York, New York 10022, Telephone: (212) 371-7711
	                   (Name, address and telephone number of person
                 	authorized to receive notices and communications)

                                   	January 15, 1996
	              (Date of event which requires filing of this statement)

		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

		Check the following box if a fee is being paid with the statement [ ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

______________________________________________________________________________
	(1)	NAME OF REPORTING PERSON
   		S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
			                    Plaza Securities Company
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    	(a)  [x]
	                                                                    (b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
		   Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
				 New York
______________________________________________________________________________
NUMBER OF	  	(7)	SOLE VOTING POWER
			              407,963 (including Preferred Stock convertible into 162,768 shares)
SHARES       _________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
				               -0-
OWNED BY     _________________________________________________________________
EACH 		      (9)	SOLE DISPOSITIVE POWER
			              407,963 (including Preferred Stock convertible into 162,768 shares)
REPORTING    _________________________________________________________________
PERSON WITH	(10)	SHARED DISPOSITIVE POWER
			              		-0-
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED	BY EACH REPORTING PERSON
		    407,963 (including Preferred Stock convertible into 162,768 shares)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES **	                                                          [ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
				               3.0%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
					              PN
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
   		S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
		          	Canal Capital Corporation
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    	(a)  [x]
	                                                                    (b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
	   	Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	   	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
				              Delaware
______________________________________________________________________________
NUMBER OF	   	(7) SOLE VOTING POWER
			               350,695 (including Preferred Stock convertible into 16,916 shares)
SHARES	     	__________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
				                    -0-
OWNED BY    	__________________________________________________________________
EACH 	      	(9)	SOLE DISPOSITIVE POWER
				        	           -0-
REPORTING	   __________________________________________________________________
PERSON WITH	 (10)	SHARED DISPOSITIVE POWER
			               350,695 (including Preferred Stock convertible into 16,916 shares)
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED	BY EACH REPORTING PERSON
	    	350,695 (including Preferred Stock convertible into 16,916 shares)
_______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES **                                                          	[ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    					  2.6%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
			             	CO
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
   		S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
			            Edelman Value Partners, L.P.
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	                                                                    (a)  [x]
                                                                    	(b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
		   Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
		             Delaware
______________________________________________________________________________
NUMBER OF  		(7)	SOLE VOTING POWER
		              	98,600 (including Preferred Stock convertible into 98,600
                 shares)

SHARES	      __________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
				                    - 0 -
OWNED BY     __________________________________________________________________
EACH 	      	(9)	SOLE DISPOSITIVE POWER
			              98,600 (including Preferred Stock convertible into 98,600
                 shares)
REPORTING    __________________________________________________________________
PERSON WITH	 (10)	SHARED DISPOSITIVE POWER
				                    - 0 -
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED	BY EACH REPORTING PERSON
		    98,600 (including Preferred Stock convertible into 98,600 shares)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES **                                                          	[ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			                      0.7%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
			                      PN
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
	   	S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
			        A.B. Edelman Limited Partnership
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    	(a)  [x]
                                                                    	(b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
	    Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	   	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
		             	Delaware
______________________________________________________________________________
NUMBER OF		  (7)	SOLE VOTING POWER
			              886,348 (including Preferred Stock convertible into 102,458 shares)
SHARES		     _________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
				                     -0-
OWNED BY    	__________________________________________________________________
EACH 		      (9)	SOLE DISPOSITIVE POWER
		              	886,348 (including Preferred Stock convertible into 102,458
                 shares)
REPORTING    __________________________________________________________________
PERSON WITH	 (10)	SHARED DISPOSITIVE POWER
				                    - 0 -
______________________________________________________________________________

	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED	BY EACH REPORTING PERSON
	    	886,348 (including Preferred Stock convertible into 102,458 shares)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT
		    IN ROW (11) EXCLUDES CERTAIN SHARES **                             	[ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
					                    6.6%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
					            PN
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
   		S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
			            Felicitas Partners, L.P.
_____________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    	(a)  [x]
	                                                                    (b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
		   Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
				           Delaware
______________________________________________________________________________
NUMBER OF		   (7)	SOLE VOTING POWER
			               5,564 (including Preferred Stock convertible into 1,162
                  shares)
SHARES	       ________________________________________________________________
BENEFICIALLY 	(8)	SHARED VOTING POWER
				                   -0-
OWNED BY      ________________________________________________________________
EACH 	       	(9)	SOLE DISPOSITIVE POWER
				                  -	0-
REPORTING     ________________________________________________________________
PERSON WITH  	(10)	SHARED DISPOSITIVE POWER
       		         	5,564 (including Preferred Stock convertible into 1,162
                   shares)
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		    5,564 (including Preferred Stock convertible into 1,162 shares)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES **                                                         	[ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   Less than 0.1%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
			               	PN
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
		   S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
	        	A.B. Edelman Management Company, Inc.
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	                                                                    (a)  [x]
                                                                    	(b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
		   Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	   	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
		               New York
______________________________________________________________________________
NUMBER OF	  	(7)	SOLE VOTING POWER
			                    	-0-
SHARES		     __________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
			                    	-0-
OWNED BY    	__________________________________________________________________
EACH 		      (9)	SOLE DISPOSITIVE POWER
			                    	-0-
REPORTING	   __________________________________________________________________
PERSON WITH	 (10)	SHARED DISPOSITIVE POWER
			              	449,295 (Common and convertible Preferred Shares owned by
                  Canal Capital Corporation and Edelman Value Partners, L.P.)
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED	BY EACH REPORTING PERSON
		    449,295 (Common and convertible Preferred Shares owned by Canal
      Capital Corporation and Edelman Value Partners, L.P.)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT	IN ROW (11) EXCLUDES CERTAIN
      SHARES **	                                                          [ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		                         3.3%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
			              CO
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
   		S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
		   Regina M. Edelman
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    	(a)  [x]
	                                                                    (b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
		   Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	                             [ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
		   Brazil
______________________________________________________________________________
NUMBER OF  		(7)	SOLE VOTING POWER
			              134,208 (including Preferred Stock convertible into 58,004 shares)
SHARES	      __________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
        			              -0-
OWNED BY     __________________________________________________________________
EACH 		      (9)	SOLE DISPOSITIVE POWER
			              134,208 (including Preferred Stock convertible into 58,004 shares)
REPORTING    __________________________________________________________________
PERSON WITH	 (10)	SHARED DISPOSITIVE POWER
				                     -0-
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		    134,208 (including Preferred Stock convertible into 58,004 shares)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNTIN ROW (11) EXCLUDES CERTAIN
      SHARES **                                                          	[ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	                           	1.0%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
		               IN
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
   		S.S. OR I.R.S. IDENTIFICATION NO.
	   	OF ABOVE PERSON
		         Asher B. Edelman
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	                                                                    (a)  [x]
                                                                    	(b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
		   Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[X]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
		              United States
______________________________________________________________________________
NUMBER OF		  (7)	SOLE VOTING POWER
			              163,333 (including options on 158,333 shares)
SHARES		     __________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
			                    	-0-
OWNED BY 	   __________________________________________________________________
EACH 	      	(9)	SOLE DISPOSITIVE POWER
			              163,333 (including options on 158,333 shares)
REPORTING  	___________________________________________________________________
PERSON WITH	(10)	SHARED DISPOSITIVE POWER
				                      -0-
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED	BY EACH REPORTING PERSON
	    	163,333 (including options on 158,333 shares)
_______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT	IN ROW (11) EXCLUDES CERTAIN
      SHARES **                                                          	[X]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		                        1.2%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
		              IN
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
   		S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
	          	Canal Capital Corporation Retirement Plan
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	                                                                    (a)  [x]
                                                                    	(b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
		   Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	                             [ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
		               New York
______________________________________________________________________________
NUMBER OF  		 (7)	SOLE VOTING POWER
			               79,199 (including Preferred Stock convertible into 79,172
                  shares)
SHARES       	_________________________________________________________________
BENEFICIALLY 	(8)	SHARED VOTING POWER
			                      	-0-
OWNED BY      _________________________________________________________________
EACH 		       (9)	SOLE DISPOSITIVE POWER
			               79,199 (including Preferred Stock convertible into 79,172
                  shares)
REPORTING     _________________________________________________________________
PERSON WITH	  (10)	SHARED DISPOSITIVE POWER
			                       	-0-
_______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		    79,199 (including Preferred Stock convertible into 79,172 shares)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES **                                                          	[ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	                        	0.6%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
		                EP
______________________________________________________________________________


	(1)	NAME OF REPORTING PERSON
	   	S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
		        Datapoint Corporation Supplemental Executive Retirement Plan
______________________________________________________________________________
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    	(a)  [x]
                                                                    	(b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
		   Not Applicable
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
		                Texas
______________________________________________________________________________
NUMBER OF	  	(7)	SOLE VOTING POWER
		              	224,000 (including Preferred Stock convertible into 224,000
                 shares)
SHARES	      __________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
				                    -0-
OWNED BY 	   __________________________________________________________________
EACH 		      (9)	SOLE DISPOSITIVE POWER
			              224,000 (including Preferred Stock convertible into 224,000 shares)
REPORTING   	_________________________________________________________________
PERSON WITH 	(10)	SHARED DISPOSITIVE POWER
                    				-0-
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED	BY EACH REPORTING PERSON
		    224,000 (including Preferred Stock convertible into 224,000 shares)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT	IN ROW (11) EXCLUDES CERTAIN
      SHARES **                                                          	[ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		                        1.6%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
	               	EP
______________________________________________________________________________



Item 1.	Security and Issuer.
-------		------------------------

		Item 1 is hereby amended and restated as follows:

		(a)	This statement, as amended, relates to the common stock, par value $0.25 per share ("Common Stock"), issued by Datapoint Corporation (the "Company"), whose principal domestic executive offices are at 8400 Datapoint Drive,
San Antonio, Texas  78229.

		(b)	This statement, as amended, pertains in limited respect to the $1.00 preferred stock, $20 liquidation preference per share ("Preferred Stock")
issued by the Company.  The Preferred Stock is a non-voting class of security.
However, in the event that quarterly dividends payable on the Preferred Stock are in arrears in an aggregate amount at least equal to six full quarterly dividends (which need not be consecutive), the shares of Preferred Stock are exchangeable, at the option of the holder of the Preferred Stock while the arrearage exists, for two (2) shares of Common Stock, subject to the provisions of Delaware law limiting the rights of redemption by a corporation of its shares.  The event giving rise to this statement, as amended is the failure, as of January 15, 1996, by the Company to pay six (6) full quarterly dividends, thereby making the Preferred Stock presently convertible into Common Stock.
Additionally, the failure to pay the six (6) full quarterly dividends results in an automatic increase in the number of directors constituting the Board of
Directors of the Company by two (2) persons, and the holders of the Preferred
Stock are entitled to a special right, voting separately as a single class, to fill the two (2) new directorships at the next succeeding annual meeting of shareholders and at each succeeding annual meeting until the cumulative dividends have been paid in full.

		(c)	This statement, as amended, also pertains in limited respect to the
8-7/8% Convertible Subordinated Debentures due June 1, 2006 issued by the
Company ("Debentures").  The Debentures are a non-voting class of security.
However, each one thousand dollar ($1,000.00) principal amount Debenture is convertible by the holder into 55.231 shares of Common Stock at any time prior to redemption or prior to June 1, 2006.

Item 2.	Identity and Background.
------  ------------------------

		(a)	This statement is filed by (i) Plaza Securities Company, a New York limited partnership ("Plaza"), with respect to shares owned by it, (ii) Canal
Capital Corporation (formerly United Stockyards Corporation), a Delaware corporation ("Canal") with respect to the shares owned by it, Edelman Value
Partners, L.P., a Delaware limited partnership ("Edelman Value Partners") with respect to the shares owned by it (iv) A.B. Edelman Limited Partnership, a
Delaware limited partnership ("Edelman Limited Partnership"), with respect to the shares owned by it, (v) Felicitas Partners, L.P., a Delaware limited partnership ("Felicitas"), with respect to the shares owned by it, (vi) A.B.
Edelman Management Company Inc. ("Edelman Management"), a New York corporation as the the investment manager for Canal and as the sole general partner for
Edelman Value Partners, with respect to the shares owned by Canal and Edelman
Value Partners, (vii) Regina M. Edelman with respect to the shares owned by her,
(viii) Asher B. Edelman with respect to the shares owned by him and because, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, he may be deemed to be the beneficial owner of the shares owned by
Minors Act accounts for which Mr. Edelman is custodian, each account for the benefit of one of Mr. Edelman's three children (the "Custodian Accounts"); (ix)
the Canal Capital Corporation Retirement Plan, a trust organized under the laws of New York (the "Canal Plan"), with respect to the shares held by it; and (x)
the Datapoint Supplemental Executive Retirement Plan, a trust organized under the laws of Texas (the "Datapoint Plan"), with respect to the shares held by it.

		The sole general partner of Edelman Value Partners is Edelman Management.
The Trustees of the Datapoint Plan are Datapoint Directors, Asher B. Edelman,
Gerald N. Agranoff and David Berger.

		(b)	The address of the principal business and principal office of each of
Edelman Value Partners and the Datapoint Plan is 717 Fifth Avenue, New York,
New York 10022.  The business address of Asher B. Edelman is 85 Av. General
Guisan, Ch-1009 Pully, Switzerland.  The business address of Gerald N. Agranoff is 717 Fifth Avenue, New York, New York.  The business address of David Berger is 5-7 rue Montalivet 75008, Paris France.

		(c)	The principal business of Edelman Value Partners is that of an investment partnership.  The principal business of the Datapoint Plan is the provision of pension benefits for the executive employees and directors of the Company.

		(d)	None of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

		(e)	Except as set forth on Schedule B hereto, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

		(f)	All natural persons referred to above are citizens of the United States.


Item 4.	Purposes of Transaction.
------ 	------------------------

		To the best knowledge of the reporting persons, the reporting persons intend not to convert their respective Preferred Stock into Common Stock of the Company and to instead, as holders of preferred Stock, participate in the nomination and selection of the persons filling the two (2) new directorships at the next annual meeting of shareholders.  As of the date of this statement, as amended, the reporting persons have not made any determination or agreement as to their proposed nominees for those directorships.

Item 5.	Interest in Securities of the Issuer.
------- -------------------------------------

		Items 5(a), (b) and (c) are hereby amended and restated as follows:

		(a)	The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 13,391,177 shares of Common Stock and 1,896,456 shares of Preferred Stock outstanding as of
December 1, 1995, based upon information received from the Company and as reported on the Company's most recent 10Q for the quarter ending
October 31, 1995.

			As of the close of business on January 18, 1996:

			(i)	Plaza owns 245,195 shares of Common Stock, and 81,384 shares of Preferred
Stock, presently convertible into 162,768 Common shares, totalling 407,963 beneficially owned shares.  Such shares constitute approximately 3.0% of the shares outstanding (based upon 13,553,945 shares which would be outstanding following conversion of the Preferred shares).

			(ii)	Edelman Management owns no shares of Common Stock or Preferred Stock.
As investment manager for Canal and as sole general partner of Edelman Value
Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 333,779 shares of Common Stock and 8,458 shares of Preferred Stock (convertible to 16,916 shares) owned by Canal and the 49,300 shares of Preferred Stock (convertible to 98,600 shares) owned by Edelman Value
Partners, respectively, totalling 449,295 beneficially owned shares.  Such shares constitute approximately 3.3% of the Preferred shares outstanding (based upon 13,506,693 shares which would be outstanding following conversion of the
Preferred shares).

			(iii)	Canal owns 333,779 shares of Common Stock, and 8,458 shares of
Preferred Stock presently convertible into 16,916 Common shares totalling
350,695 beneficially owned shares.  Such shares constitute approximately 2.6% of the shares outstanding (based upon 13,408,093 Common shares outstanding following conversion of the Preferred shares).

			(iv)	Edelman Value Partners owns no shares of Common Stock and 49,300 shares of Preferred Stock, presently convertible into 98,600 Common shares, which constitute approximately 0.7% of the shares outstanding (based upon 13,489,777
Common shares outstanding following conversion of the Preferred shares).

			(v)	Regina M. Edelman owns 106,204 shares of Common Stock and 29,002 shares of Preferred Stock.  Due to the present convertibility of these Preferred shares for 58,004 Common shares, Ms. Edelman would be deemed to beneficially own
134,208 shares, constituting 1.0% of the shares outstanding (based upon
13,449,181 Common shares outstanding following conversion of the Preferred shares).

			(vi)	Felicitas owns 4,402 shares of Common Stock and 581 shares of Preferred
Stock, presently convertible into 1,162 Common shares, totalling 5,564 beneficially owned shares and constituting less than .1% of the shares outstanding, before and after the conversion of the Preferred shares.

			(vii)	Edelman Limited Partnership owns 783,890 shares of Common Stock and
51,229 shares of Preferred Stock.  Due to the present convertibility of these
Preferred shares for 102,458 Common shares, Edelman Limited Partnership would be deemed to beneficially own 886,348 shares, constituting 6.6% of the shares outstanding (based upon 13,493,635 Common shares outstanding following conversion of the Preferred shares).

			(viii)	Mr. Edelman owns directly no shares of Common Stock, other than 5,000 shares in a Keough plan.  He holds exercisable options on 158,333 shares of
Common Stock, constituting approximately 1.2% of the shares outstanding (based upon the 13,549,510 shares which would be outstanding following the exercise of such options).  By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 2,067,711 shares of Common Stock owned by the foregoing persons, himself and the Custodian Accounts in aggregate (which include options on 158,333 shares and 439,908 shares underlying presently convertible Preferred Stock), constituting approximately 14.9% of the shares outstanding (based upon the 13,831,085 shares which would be outstanding following the exercise of such options and the conversion of such Preferred
Stock).

			(ix)	The Canal Plan owns 27 shares of Common Stock, constituting less than
 .1% of the Common shares outstanding, and 39,586 shares of Preferred stock.  Due to the present convertibility of these Preferred shares for 79,172 Common shares, Canal would be deemed to beneficially own 79,199 shares, constituting
0.6% of shares outstanding (based upon 13,470,349 Common shares outstanding following conversion of the Preferred shares).

			(xi)	The Custodian Accounts own a total of 21,000 shares of Common Stock, constituting approximately 0.2% of the Common shares outstanding, and no
Preferred Stock.

			(xii)	The Datapoint Plan owns no shares of Common Stock and 112,000 shares of
Preferred Stock.  Due to the present convertibility of these Preferred shares for 224,000 Common shares, the Datapoint Plan would be deemed to beneficially own 224,000 shares, constituting 1.6% of the shares outstanding (based upon
13,615,177 Common shares outstanding following conversion of the Preferred shares).

			(xiii)	Certain other persons related to or affiliated with Mr. Edelman own the following amounts of Common and Preferred Stock:  (A) Penelope C. Edelman,
Mr. Edelman's former wife, owns 500 shares of Common Stock and 20,009 shares of
Preferred Stock, (presently convertible into 40,018 Common shares) or a total after conversion of 40,518 shares, constituting approximately 0.3% of the shares outstanding (based upon the 13,431,195 shares which would be outstanding following conversion of the Preferred shares); (B) three UGMA Accounts for the benefit of children of Mr. Edelman, of which Penelope C. Edelman is custodian, own 835 shares of Common Stock and 38,330 shares of Preferred Stock (presently convertible into 76,660 Common shares) or a total, after conversion, of 77,495, shares constituting approximately 0.6% of the shares outstanding (based upon the
13,467,837 shares which would be outstanding following conversion of the
Preferred shares); (C) three trusts for the benefit of children of Mr. Edelman, of which Michael Schultz is trustee, own a total of 1,509 shares of Common Stock and 279 shares of Preferred Stock (presently convertible into 558 Common shares)
or a total, after conversion of 2,067 shares, constituting less than .1% of the
Common shares outstanding after conversion of the Preferred shares; and (D)
Mildred Ash owns 580 shares of Common Stock and 60,990 shares of Preferred Stock
(presently convertible into 121,980 Common shares) or a total after conversion of 122,560 shares, constituting approximately 0.9% of the shares outstanding
(based upon the 13,513,157 shares which would be outstanding following conversion of the Preferred shares).  Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares.

			(xiv)	To the best knowledge of the reporting persons, certain directors, officers and/or general partners of the reporting persons own the following amounts of Common and Preferred Stock (based upon information reported by the
Company or such individuals in public filings): (A) David Berger, a Trustee of the Datapoint Plan, owns 35,000 shares of Common Stock (consisting of options for 35,000 shares), constituting approximately 0.3% of the outstanding shares;
(B) Gerald N. Agranoff, a director of Canal, a general partner of Plaza, an executive officer of Edelman Management, and a Trustee of the Datapoint Plan,
owns 41,667 shares of Common Stock (consisting of options for 41,667 shares), constituting approximately 0.3% of the outstanding shares; and (C) Irving
Garfinkel, a general partner of Plaza and an officer of Edelman Management and
Aile Blanche, owns 25,000 shares of Common Stock (consisting of options for
25,000 shares), constituting approximately 0.2% of the outstanding shares.

		(b)	Plaza has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman as controlling general partner thereof.

		Canal has the sole power to vote and shared power to dispose of the shares owned by it.  The power to vote such shares is exercisable by its Chairman,
Mr. Edelman.  The power to dispose of such shares is exercisable by Edelman
Management as investment manager for Canal, which power is exercisable by
Mr. Edelman, as President of Edelman Management.

		Edelman Value Partners has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as President of Edelman
Management, (the sole general partner of Edelman Value Partners).

		Edelman Limited Partnership has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman as the sole general partner of Edelman Limited Partnership.

		Felicitas has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman as the controlling general partner of
Citas (the sole general partner of Felicitas).

		Regina M. Edelman has the sole power to vote and dispose of the shares owned by her.

		The Canal Plan has the sole power to vote and dispose of the shares owned by it which power is exercisable by its trustees, Messrs. Edelman and Schultz.

		The Datapoint Plan has the sole power to vote and dispose of the shares owned by it which power is exercisable by its trustees, Messrs. Edelman, Agranoff and
Berger.

		(c)	All transactions in the Common Stock (including Preferred Stock presently convertible into Common Stock) within the 60 days preceding this Amendment by the reporting persons and, to the best knowledge of the reporting persons, by other persons referred to in Item 5(a) are reported on Schedule A hereto.
Except as otherwise noted, all such transactions were open market transactions.

		(d)	Not applicable.

		(e)	Not applicable.

Item 6.	  Contracts, Arrangements, Understandings or Relationships With
          Respect to Securities of the Issuer.
-------  	-------------------------------------------------------------

		To the best knowledge of the reporting persons, the reporting persons intend not to convert their respective Preferred Stock into Common Stock of the Company and to instead, as holders of Preferred Stock, participate in the nomination and selection of the persons filling the two (2) new directorships at the next annual meeting of shareholders.  As of the date of this statement, as amended, the reporting persons have not made any determination or agreement as to their proposed nominees for those directorships.

                                   	SIGNATURE


		After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	January 22, 1996



                                         	______________________________
                                          /S/  ASHER B. EDELMAN
						                                   	Asher B. Edelman,individually and as
                                          attorney-in-fact for each of Plaza
                                          Securities Company, Canal Capital
                                          Corporation, A.B. Edelman Limited
                                          Partnership, Edelman Value Partners,
                                          L.P., Felicitas Partners, L.P., A.
                                          B. Edelman Management Company, Inc.,
                                          Regina M. Edelman, Canal Capital
                                          Corporation Retirement Plan and
                                          Datapoint Corporation Supplemental
                                          Executive Retirement Plan under
                                          powers of attorney

                                  	SCHEDULE B

		On April 11, 1991, a complaint was filed by the Securities and Exchange
Commission (the "SEC") in the United States District Court for the District of
Columbia against Mr. Edelman, Edelman Limited Partnership and Edelman
Management, wherein the SEC alleged violations of Section 13(d) of the
Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13d-2 thereunder.  The SEC's action was settled on the same day it was filed without any defendants admitting or denying the allegations of the complaint, and without the adjudication of any issue of fact or law.  As part of the settlement, Mr. Edelman, Edelman Limited Partnership and Edelman Management
agreed to the entry of a final order enjoining them, their agents, servants, employees and attorneys-in-fact, and those persons in active concert or participation with any of them who receive actual notice of the order, from violating Section 13(d) of the Act by failing to timely file or cause to be filed with the SEC and send or cause to be sent to the issuer of any security of which they singly or as part of a group are the beneficial owner of more than
5% and each exchange where such security is traded, Schedule 13Ds and amendments thereto pursuant to Section 13(d) of the Act and Rules 13d-1 and
13d-2 thereunder.  In addition, Mr. Edelman agreed to disgorge the sum of
$436,858, representing the amount which the SEC alleged was saved by the defendants' failing to promptly amend their Schedule 13D.

                                  	SCHEDULE A
                  	(to Amendment No. 40 to Schedule 13D)

              	Transactions in Datapoint Corporation Common Stock.

						                                        No. Shares
Date    	             Name		                		Bought (Sold)   		Price

 1/18/96              Regina Edelman	         	(30,000)		       $1-1/8

